Mutual Securities, Inc.

**Report on Audit of Financial Statements
and Supplementary Information**

June 30, 2024

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SEC FILE NUMBER
8-28580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MUTUAL SECURITIES, INC. OF CALIFORNIA DBA MUTUAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

807-A CAMARILLO SPRINGS ROAD
(No. and Street)

CAMARILLO	CA	93012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JARED KOPP	805-764-6740	JARED.KOPP@MUTUAL.GROUP
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FARBER HASS HURLEY LLP
(Name – if individual, state last, first, and middle name)

9301 OAKDALE AVE	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

10/22/2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JARED KOPP, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MUTUAL SECURITIES, INC. OF CALIFORNIA DBA MUTUAL SECURITIES, INC., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: SVP FINANCE & FINOP

[signature]

Notary Public

[illegible] NEW YORK [illegible] 19, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mutual Securities, Inc.

Contents
As of and for the year ended June 30, 2024



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9301 Oakdale Avenue, Suite 230 Chatsworth, CA 91311
P 818-895-1943 **F** 818-727-7700
fhhcpas.com

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, and Schedule II, Computation For Determination Of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
September 30, 2024

Mutual Securities, Inc.

Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$	2,487,882
Deposits with clearing organizations		200,000
Receivables from broker-dealers and clearing organizations		3,445,895
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $184,573		4,298
Other assets		82,336
TOTAL ASSETS	$	6,220,411

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses, and other liabilities	$	601,982
Commissions payable		3,636,205
Income taxes payable		265,027
TOTAL LIABILITIES		4,503,214

STOCKHOLDERS' EQUITY

Common stock, no par value, 100,000 shares authorized, 31,308 shares issued and outstanding		23,413
Additional paid-in-capital		142,726
Retained earnings		1,551,058
TOTAL STOCKHOLDERS' EQUITY		1,717,197
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,220,411

**The accompanying notes are an integral part of these
financial statements.**

Mutual Securities, Inc.

Statement of Operations
For the Year Ended June 30, 2024

REVENUE:		
Commissions	$	27,729,933
Interest and dividends		919,327
Other income		690,696
Total revenue		29,339,956
OPERATING EXPENSES:		
Compensation and benefits		23,630,160
Floor brokerage, exchange, and clearance fees		326,433
Technology and communications		142,318
Occupancy and equipment		166,751
Professional fees		1,433,896
Insurance		444,831
Regulatory fees		459,318
Tax Expense		221,647
Other expenses		908,613
Total expenses		27,733,967
NET INCOME	$	1,605,989

Mutual Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2024

| | Common Stock | | | | Additional Paid-In | | Retained | | Total Stockholders' |
	Shares		Amount		Capital		Earnings		Equity
Balance - July 1, 2023	31,308	$	23,413	$	142,726	$	1,145,069		$ 1,311,208
Distributions to Members	-		-		-		(1,200,000)		(1,200,000)
Net income			-		-		1,605,989		1,605,989
Balance - June 30, 2024	31,308	$	23,413	$	142,726	$	1,551,058		$ 1,717,197

Note: the previous year financial statements listed the beginning and ending balance of Common Stock shares as 31,216 in error.

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,605,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,750
Changes in operating assets and liabilities:		
Increase in receivables from broker-dealers and clearing organizations		(964,326)
Return of security deposit		50,000
Decrease in operating lease right-of-use assets		374,402
Decrease in other assets		64,773
Increase in payables to broker-dealers and clearing organizations		1,093,734
Increase in accounts payable, accrued expenses, and other liabilities		22,076
Decrease in operating lease liability		(374,402)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,875,996
CASH FLOWS FROM FINANCING ACTIVITIES:		
Parent company working capital loan provided		600,000
Parent company working capital loan repayment		(600,000)
Distributions to members		(1,200,000)
Related party payable		265,027
NET CASH USED BY FINANCING ACTIVITIES		(934,973)
NET INCREASE IN CASH		941,023
CASH AT BEGINNING OF YEAR		1,546,859
CASH AT END OF YEAR	$	2,487,882

**The accompanying notes are an integral part of these
financial statements.**

6

1. Nature of Business

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides several services. Most of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company also relies on Footnote 74 of SEC Release 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

On October 1, 2023, the Company was acquired by Mutual Group, Inc. Mutual Group, Inc. wholly owns the Company and serves as its parent in a holding company structure.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Receivables

The balances shown as receivable represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been recorded.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Right-of-Use Assets-Operating Leases

The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. The Company does not recognize right of use assets and liabilities for leases with a term of 12 months or less.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
In accordance with FASB ASC 606, Revenue from Contracts with Customers, the Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

Income Taxes
From the period of June 1, 2023 and September 30, 2023, the Company elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and California state tax regulations. Under the provisions, the Company did not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder was liable for individual income taxes on his or her respective share of the Company's taxable income. During the year ended June 30, 2024, the Company did not pay a Pass-Through Entity PTET for its members pursuant to the California Pass-Through Entity Tax guidelines.

On October 1, 2023, the Company was wholly owned by parent company Mutual Group, Inc. Mutual Group, Inc. elected to be treated as a "C" Corporation under the provisions of the Internal Revenue Code and files a tax return on a consolidated basis including the results of the Company. Accordingly, the Company estimates taxes for its operations and reflects an amount owed as a liability to Mutual Group, Inc. The current federal income tax provision for October 1, 2023 through June 30, 2024 was $230,054. The current state income tax expense for the fiscal year was $1,036, which included interest and penalties of $206. Additionally, there were state refunds of $(9,443).

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of June 30, 2024, and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30, 2024, the Company has no accrued interest or penalties associated with uncertain tax positions.

Subsequent Events
Management has evaluated events and transactions that occurred between June 30, 2024 and the date these financial statements were issued, for possible disclosure and recognition in the financial statements. After the reporting period, there were no material items to note.

3. Deposit with Clearing Organization
The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2024 was $200,000.

4. Equipment, and Leasehold Improvements

As of June 30, 2024, equipment and leasehold improvements, net, consisted of the following:

Furniture and fixtures	$ 67,986
Machinery and equipment	59,729
Leasehold improvements	61,156
Total cost of equipment and leasehold improvements	188,871
Less: accumulated depreciation	(184,573)
Equipment and leasehold improvements, net	$ 4,298

5. Revenue From Contracts With Customers

Commissions

The Company buys and sells insurance and annuity products, mutual funds, and other equity and financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company also charges fees relating to the transactions executed on behalf of its customers. Commissions, fees, and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer.

Sales of annuities, insurance products, and mutual funds include initial up-front (first year) commissions where the performance obligation is satisfied on the trade date as well as annual trailing commission payments for each product renewal and continued investment. Commissions on annuity, insurance products and mutual funds are considered variable consideration. ASC Topic 606 requires that, at the time of the initial sale or investment, the Company must estimate the variable consideration (future renewal commissions) and determine the transaction price as the unconstrained net present value of expected future renewal commissions. Therefore, the transaction price for annuities, insurance products and mutual funds includes first year fixed commissions recognized for new sales as well as trailing commissions. The performance obligation of trailing commissions is satisfied at product renewal and continued investment, which are estimated using the average value of trailing commissions received in the first month of the two previous quarters. The receivables on June 30, 2023, were $2,481,569.

In accordance with ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), the Company estimates its expected credit losses and allowance using a method based on the aging of its current commissions receivable. The Company does not expect to incur any credit losses.

Disaggregated Revenue From Contracts With Customers

The following table presents revenue by major source:

Variable annuities	$ 20,932,580
12b-1 fees	5,082,100
Brokerage commissions	872,954
Direct mutual funds	703,035
Administrative and other fees	1,749,287
Total Revenue	$29,339,956

6. Related Party Transactions

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2024, the Company recognized $116,577 in occupancy expense to KCMA. See Note 12 for further information on the lease agreement.

6. Related Party Transaction (continued)

Effective May 1, 2024 the Company's lease agreement with KCMA terminated. Beginning May 1, 2024 the Company is on a month to month lease agreement with parent Mutual Group, Inc. in the amount of $11,658 per month.

The Company reflects the amounts owed to its parent Mutual Group, Inc. for income taxes, rent, and other items as a liability. For the year ended June 30, 2024, this liability was $265,027.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control as both entities are wholly owned by Mutual Group, Inc. The Company offers brokerage services to certain clients of Mutual Advisors, and either the clients or their investment adviser representatives are charged for such brokerage services.

Effective May 1, 2022, the Company and Mutual Advisors, LLC, entered into an agreement whereby Mutual Advisors, LLC, reimburses salary expenses and benefits paid by the Company that pertain to Mutual Advisors, LLC. For the year ended June 30, 2024, this reimbursement amount was $3,125,904 and was presented within net compensation expenses. On June 30, 2024, no receivable balance existed between Mutual Advisors, LLC and the Company.

On December 7, 2023, the Company was provided a $600,000 working capital loan from its parent, Mutual Group, Inc. The principal of the loan was repaid in full on March 26, 2024 along with an interest payment of $9,511 per the loan agreement interest rate of 5.26%.

7. 401(k) Plan

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2024, the Company recorded expenses of $173,780 in matching contributions.

8. Financial Instruments

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2024, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

9. Concentration Risk

Commissions earned by the top five financial advisors represented approximately 14% of the Company's revenues.

10. Commitments and Contingencies

Leases

These assets and liabilities for operating leases are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which represents those leases having an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

10. Commitments and Contingencies (Continued)
Leases (continued)

The Company was obligated under a lease for a twelve-month term beginning September 1, 2020 with five (5) consecutive one year options to renew the lease for its office space in Camarillo, CA. Management compared the renewal rents with expected fair market rents for equivalent property under similar terms and conditions and determined it is reasonably certain the Company will exercise the renewal options and have included the five consecutive renewal options in the lease commitment. The discount rate used to compute the lease liability and right of use asset at the commencement date of the lease is 10.69%, which is the implicit rate. The implicit rate was computed using estimated market value data readily available to determine the asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. Lease expense for its office space in Camarillo, CA was $116,577 for the year ended June 30, 2024 and is included on the Statement of Income under occupancy and equipment.

Effective May 1, 2024 the Company's lease agreement with KCMA terminated. At the time of termination, the outstanding commitment for lease through 2027 was $287,762.

11. Litigation and Claims

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

12. Subordinated Borrowings

The Company did not have subordinated borrowings during the year ending June 30, 2024.

13. Recurring Commission Expense Deductions

The Company charges recurring monthly fees to registered representatives that are included in the commission statements and payments to the registered representatives for technology, administrative, and insurance costs. These recurring registered representative charges are recorded as a reduction to commission expense. These charges were in total approximately $1,648,000 for the year ended June 30, 2024.

14. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company issued no guarantees as of June 30, 2024, or during the year then ended.

15. Current Expected Credit Losses

The FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) in June of 2016 to update guidance on impairment models for financial instruments. A Current Expected Credit Loss (CECL) model was added to U.S. GAAP; the CECL model requires firms to recognize credit losses on an expected basis rather than on an incurred basis previously. Firms are also required to recognize an allowance of lifetime expected credit losses. Financial assets measured at amortized cost (cash and cash equivalents and receivables) have been deemed by the Company to have de minimis expected credit losses per a historical lack of material losses and future expectations of the same.

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $1,612,692 which was $1,312,478 in excess of its required net capital of $300,214. The Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2024

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,717,013
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS	1,717,013
DEDUCTIONS AND NON-ALLOWABLE ASSETS:	
Non-allowable assets:	(86,934)
NET CAPITAL BEFORE HAIRCUTS	1,630,079
HAIRCUTS	
Other Securities	(17,387)
Total	(17,387)
NET CAPITAL	1,612,692
AGGREGATE INDEBTEDNESS:	4,503,314
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, based on 6 2/3% of aggregate indebtedness	300,214
Minimum dollar net capital requirement	100,000
Excess Net Capital	1,312,478
Percentage of aggregate indebtedness to net capital	**279.24%**

There are no material differences between the audited computation of
net capital computed above and the corresponding schedule included in the
Company's amended June 30, 2024 Part IIA FOCUS filing

(Supplemental Information)
Computation for Determination of the Reserve Requirements and Information Relating
to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2024

SCHEDULE II

The company is exempt from the provisions of Rule J 5c3-3 under the Securities Exchange Act of 1934 as of June 30, 2023 in accordance with Rule 15c3-3(k)(2)(ii). The Company also relies on Footnote 74 of SEC Release 34-7007312.



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Mutual Securities Inc. (“Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the “exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout June 30, 2024, the most recent fiscal year except as described in its exemption report.

The Company is also filing this Exemption Report because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
September 30, 2024



MUTUAL SECURITIES

September 30, 2024

Mutual Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5(d)
For the fiscal year ending June 30, 2024

We, as members of management of Mutual Securities, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA). Pursuant to that requirement, this Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended June 30, 2024, with the exceptions below:

Check Amount	Received Date	Deposit Date	Note
$618,340	7/31/2023	8/2/2023	Mail delay
$698	8/2/2023	8/10/2023	Mail delay
$700,000	8/2/2023	8/4 2023	Mail delay
$51,784	9/5/2023	9/7 2023	Mail delay
$75,000	9/13/2023	9/18/2023	Mail delay
$7,500	10/10/2023	10/16/2023	Mail delay
$5,732	11/7/2023	11/13/2023	Mail delay
$29,189	11/7/2023	11/13/2023	Mail delay
$3	11/14/2023	11/16/2023	Mail delay
$22	11/14/2023	11/16/2023	Mail delay
$5,081	11/14/2023	11/16/2023	Mail delay
$7,500	11/28/2023	12/4/2023	Mail delay
$10,500	1/11/2024	1/16/2024	Mail delay
$290,000	1/11/2024	1/16/2024	Mail delay
$300	1/19/2024	1/23/2024	Mail delay
$300	1/19/2024	1/23/2024	Mail delay
$300	1/19/2024	1/23/2024	Mail delay
$300	1/19/2024	1/23/2024	Mail delay
$1,000	4/20/2024	5/9/2024	Mail delay
$5,845	5/13/2024	5/16/2024	Mail delay

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jared Kopp

Jared Kopp
SVP Finance & FINOP

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300